BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

March 13, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Danial Morris, Attorney
Erin Jaskot, Attorney
Patrick Kuhn, Accountant
Bill Thompson, Accountant

Re:	Carriage House Event Center, Inc. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on January 28, 2020
File No. 333-236117

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated February 24, 2020 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Cover Page

1. In response to your comment, we have included disclosure regarding the stock ownership and voting power of our CEO and sole director to the Cover Page.

Risk Factors, page 5

2. In regard to this comment, we have added a Risk Factor regarding promissory notes that were issued to related parties, the total amount and repayment disclosure.

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March 13, 2020

Re: Carriage House Event Center, Inc. (“Registrant” and/or “Company”)

Amendment No. 1

Our president and secretary have conflicts of interest, page 8

3. In accordance with your comment we have revised the discussion of the business activities of our president and secretary.

We are only subject to the reporting requirements of Section 15(d), page 10

4. Regarding this comment, we have added an additional Risk Factor to address your concern.

You will incur immediate and substantial dilution, page 13

5. In accordance with your comment we have revised this Risk factor to show that the new shareholders will own approximately 19.4% of the issued and outstanding stock..

Use of Proceeds., page 5

6. In accordance with your comment we have corrected the amount representing 50% of the gross proceeds, net of offering expenses to $37,500.

7. In accordance with your comment we have added disclosure regarding repayment, interest rates and maturity dates of the outstanding loans.

8. In accordance with your comment we have added disclosure regarding the costs of “conceptual drawings of the event center”.

Dilution, page 6

9. In accordance with your comment we have revised the Dilution table.

Description of our Business, page 18

10. In response to your comment we have revised this section by adding disclosure relating to planned activities for the next 12 months and other business operations, including such operations if different amounts of proceeds are received from the offering.

Vision , page 24

11. After review of your comment the Company has deleted this entire paragraph.

Balance Sheets, page F-3

12. In response to your comment we have corrected the par value of common stock to $0.001.

Signature Page, page ll-4

13. In response to your comment, we have reconciled that Janel Ray is the PFO and PAO.

March 13, 2020

Re: Carriage House Event Center, Inc. (“Registrant” and/or “Company”)

Amendment No. 1

Exhibits

14. In response to your comment we have included all of the outstanding notes as Exhibits.

General

15. In response to your comment we submit the following:

In SEC Release No. 33-8587, published on July 15, 2005 (the “Release”), the Securities and Exchange Commission (the “Commission”) defined a “shell company” as a company with no or nominal operations, and either no or nominal assets or assets consisting of any amount of cash and cash equivalents and nominal other assets. In adopting this definition, the Commission stated in the Release that it was trying to better describe the type of companies that were involved in certain schemes referred to in the Release. Specifically, it was focusing on companies which were essentially non-operating public companies that had no business or purpose other than a potential business combination transaction. Thus, the purpose of the shell definition was to provide a mechanism to address these types of schemes, and not to hamper the development of startups and development stage companies.

Further, the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company. The Commission stated, “We are not defining the term ‘nominal,’ as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.”

As previously stated, due to the less than precise definition of ‘nominal”, each issuer must be evaluated on a case by case basis. In evaluating an issuer’s shell status, we must look at the requirements of the issuer to successfully operate their business. What is more, the Commission has expressly stated in Footnote 172 of the Release, the restrictions of a shell company as stated under Rule 144, generally, are not intended to “capture” startup companies with limited operating history. Therefore, the fact that an issuer has limited operations and assets or is a development stage company does not make an issuer a shell company, so long as it has taken active steps to implement a legitimate business plan, AND the issuer has no intention of placing an operating business, with operations and/or assets in excess of nominal within the issuer in order to avoid the restrictions of Rule 419 and seek an acquisition target otherwise.

We do not believe that the Company is a “Shell” company. The Company is truly a company in the development stage. They have been doing research on their business since 2010 and have paid outside consultants over $29,000 for extensive research. The Company has a business plan and has made numerous steps toward the meeting its business plan, including visiting over 22 event centers in three states, meeting with many individuals that could be involved in various ways, and continuing to develop the overall concept. In addition the principal owners have devoted hundreds of hours over the last few years in gathering information and talking to countless suppliers, event operators, and real estate developers to be in a position to move into an operational phase. This offering will allow the Company to produce some tangible assets, such as drawings and construction bids to further its business plan.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc
cc/ Ms. Ray, President